Furniture Brands

2003 Annual Report



Financial Highlights

Year Ended December 31,	(In thousands, except per share, employee, and statistical data)				
	2003	2002	2001	2000	1999
From continuing operations:					
Net sales	**$2,367,738**	$2,397,709	$1,891,313	$2,116,239	$2,088,112
Net earnings[1]	**105,910**	118,831	69,959	108,351	111,910
As a percentage of net sales	**4.5%**	5.0%	3.7%	5.1%	5.4%
Per share of common stock (diluted):					
Net earnings[1]	**$ 1.88**	$ 2.11	$ 1.36	$ 2.15	$ 2.14
Financial condition at year-end:[2]					
Working capital	**$ 703,233**	$ 652,095	$ 603,420	$ 548,463	$ 518,036
Current ratio	**4.8 to 1**	4.3 to 1	4.4 to 1	4.8 to 1	4.4 to 1
Total assets	**1,578,259**	1,567,402	1,503,489	1,304,838	1,288,834
Total long-term debt	**303,200**	374,800	454,400	462,000	535,100
Shareholders' equity	**$ 966,902**	$ 869,515	$ 759,659	$ 583,905	$ 474,197
Average common shares (diluted)	**56,256**	56,387	51,325	50,443	52,335
Number of employees	**20,250**	23,600	23,850	20,700	21,400

[1] Net earnings before nonrecurring gains and losses, net of taxes and extraordinary item, net of taxes.

[2] 2001 balances reflect the acquisition of substantially all of the assets and liabilities of Henredon Furniture Industries, Inc., Drexel Heritage Furnishings Inc. and Maitland-Smith, Inc. as of December 28, 2001.

Furniture Brands International is the undisputed leader in the home furnishings industry. You know us by six of our industry's best-known brands – Broyhill, Drexel Heritage, Henredon, Lane, Maitland-Smith, and Thomasville. We have the broadest range of products and the most aggressive marketing programs in the business. And our distribution network is unmatched: You can find us nearly everywhere.

Furniture Brands International. You're Home. We're There.

Contents

02 Letter to Shareholders

Chairman and CEO Mickey Holliman discusses the company's 2003 performance and outlines the key strategies to building the industry's undisputed leader.

04 Our Brand Strength

The strength of the company's brand names has always been our central strategy, but it has never been more important to our future.

05 The Brand Portfolio

Broyhill, Drexel Heritage, Henredon, Lane, Maitland-Smith, and Thomasville make up the most powerful portfolio of brands in the furniture industry.

06 Growing the Retail Stores Program

The single-branded stores program is set to double in size by mid-2007. This growth is attributable to the strength of our brands and the strength of our balance sheet.

09 Industry's Sales and Earnings Leader

In today's global economy, size matters. Our size, capital structure and healthy financial situation enhance our position as the industry's leader.

10 A Blended Sourcing Strategy

At present, 75 percent of our revenue is from products made domestically. The remainder are sourced from all over the world. This combination ultimately provides the consumer outstanding value.

13 Financial Review

Management's discussion of results of operations and financial condition as well as consolidated financial statements and notes to consolidated financial statements.



05



06



09

A Conversation with CEO, Mickey Holliman

Key strategies to building the industry's leader



W.G. (Mickey) Holliman

Chairman of the Board and Chief Executive Officer

The past few years have been the most challenging of my 43-year career, but also the most rewarding. The downturn in business conditions has been the deepest and most sustained in memory, while sweeping transitions in the areas of sourcing and distribution have changed the face of our industry. In addressing these challenges, the employees and management of our company have reacted with commitment and poise. The perseverance of our sales force, the adaptability and integrity of our skilled workers, and the foresight of our managers have all brought this company into the best financial and competitive position we've seen in years.

Sequentially through the year 2003 our sales were down year over year in the first half, and up year over year in the second half. The second half performance was not enough to get our full year sales to break-even with 2002, but we are pleased that we ended the year moving in a positive direction.

For the full year 2003, net sales were $2,367.7 million, compared with $2,397.7 million for the full year 2002, a decrease of 1.2 percent. Net earnings for the full year 2003 were $94.6 million or $1.68 per diluted common share as compared to $118.8 million, or $2.11 per diluted common share for 2002.

At the end of the third quarter we completed our deleveraging program, retiring some $615 million in long-term debt in less than six years. For far too long we have been running this company with our hands tied — using our money to deleverage the balance sheet for the better long-term health of the company. This was the right thing to do, and, with consistency and focus, we have reached our goal.



Brand Strength

Our brands are truly the bedrock of our strategy. Never in the history of our company have our brands been more important to our future. The power of our brands is a distinct competitive advantage whether our products are distributed in the single-branded store format or the gallery format.

We expect, in the near-term, to generate over $100 million in cash from operations after capital expenditures, which will be largely maintenance in nature. At the end of the third quarter we announced commencement of a dividend program at an initial rate of 50 cents per common share on an annual basis. I am very pleased to be a dividend payer once again. We also have $100 million in authority from our Board to repurchase common stock, and you will see us in the marketplace making share repurchases on an opportunistic basis.

We have long positioned ourselves as a branded consumer products company, and never in the history of our company has the strength of our brands been more important to our future. Our brands are truly the bedrock of our strategy. In the furniture industry — as in all industries — a strong brand carries the unspoken promise of quality and value. Consumers seek our brands, assured that our products will meet their expectation of superior design and quality construction. Retailers seek our brands for those reasons as well, relying on our brands to attract consumers to their stores, and knowing that our own commitment to quality and value will enhance the retailer's relationship with his customer. The Furniture Brands companies invest millions of dollars annually to promote our brands, and that investment will grow.

Our primary brands Broyhill, Drexel Heritage, Henredon, Lane, Maitland-Smith, and Thomasville and our divisional brands Hickory Chair, Pearson, Laneventure, HBF and Creative Interiors make up the most powerful portfolio of brands in this industry.


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02


03


04


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06

01 Broyhill

Broyhill proudly continues the tradition of being the number one recognized full-line furniture brand among all consumers.

02 DREXEL HERITAGE

For 100 years, Drexel Heritage has helped families make their house a home with great craftsmanship and exquisite designs.

03 HENREDON

Henredon is the exclusive furniture licensee for the Ralph Lauren Furniture Collection and is famous for fine wood and upholstered furniture.

04 Lane

When it comes to quality and comfort, look no further than Lane, a highly recognized name that is synonymous with excellent home furnishings.

05 MAITLAND-SMITH

Maitland-Smith continues to be recognized for its craftsmanship, quality, and innovative use of fine materials.

06 Thomasville.

High standards and vision exemplified by Thomasville have made it an unquestioned leader in home furnishings.

Growing the Retail Stores Program

The strength of our brands is the very premise on which our single-branded stores program is based. A name on a building carries no inherent meaning unless the consumer feels an immediate connection between a brand she trusts and a store of the same name. As "permanent billboards," our single-branded stores both strengthen and gain their strength from our outstanding brands.



We have been consistent in our commitment to obtain greater control of our distribution channel. At the end of 2003, the Furniture Brands companies had 11.5 million square feet of retail space exclusively dedicated to the sale of our products. Substantially all of our companies have gallery space at retailers around the country — a store within a store concept that gives the consumer the chance to see our products displayed in room settings. This side of our business continues to grow, thanks to the influence of our brands.



But we are also actively pursuing single-branded stores development at nearly all of our companies. To date, substantially all of our single-branded store locations have been operated by independent retailers. This is still our format of choice, and we will continue to sell our products through independent retailers where that is the best way to service their markets. Now though, the availability of cash gives us the flexibility to aggressively open our own stores in those areas where we are not well-represented or in which we do not have the penetration targeted in our market studies. Expect to see us investing our own money as we drive this aspect of our business.

Even with the focus on single-branded stores, our gallery program — the store within a store concept — continues to be a strong part of our distribution strategy. Our galleries number nearly 1,000 company wide and this figure will assuredly grow as well.

The growth of our network of single-branded stores is important on many levels. It puts us directly in touch with the ultimate consumer so we can have immediate feedback on changes in consumer trends. It gives us experience as a retailer so we can become more responsive to the needs of the retailers who make up the bulk of our customer base. And finally, we will have the opportunity to improve the retail shopping experience, taking a consumer-focused approach that will present our products in the most favorable manner and promote the importance of furniture to the consumer and her family.

The strength of our brand names is the very premise upon which our single-branded stores development program is based. A name on a building carries no inherent meaning unless the consumer feels an immediate connection between a brand she trusts and a store of the same name. As "permanent billboards," our single-branded stores both strengthen and gain their strength from our outstanding brands.

The existence of this dedicated space will become even more important as major retailers continue to demonstrate the willingness to source products directly from offshore. While this direct sourcing generally displaces products that don't carry the strength of our brand names, it is important that we not leave ourselves vulnerable to this trend. Our dedicated space provides us with a measure of insulation.

The significant majority of our revenue — approximately 75 percent at this writing — is from products produced domestically in our 37 manufacturing facilities.

We have nearly 17,000 domestic employees whose manufacturing skill and commitment to excellence keep us competitive with any other furniture manufacturer, in this country or offshore. The new competitive forces in the global marketplace have given our company a domestic manufacturing base that is highly motivated and extremely efficient.

The remainder of our revenue — some 25 percent and growing — is from products sourced from facilities around the globe, primarily in the Far East. Our relationships with the best offshore manufacturers enable us to design innovative products and to bring the consumer excellent quality at superior value. This blended strategy of mixing strong offshore sourcing programs with our outstanding domestic manufacturing base is working for us, and gives us a significant competitive advantage. It is without question the best approach for the Furniture Brands shareholders, our employees and our customers.

State-of-the-art testing laboratories, the only of their kind in Asia, and nearly 200 quality and logistics experts permanently living in Asia provide Furniture Brands a competitive advantage in quality control. The strength of our brands depends on superior quality.


CHINA
HangZhou City
DongGuan City
VIETNAM
PHILIPPINES
Ho Chi Minh City
Cebu







The Industry's Largest in Sales and Earnings

Our size, capital structure and healthy financial situation enhance our position as the industry's leader. Commitment to our brands, our retail stores development and our import program all require substantial financial obligations. Size is a competitive advantage unique to Furniture Brands.



An efficient and strong domestic manufacturing base is critical to the long-term health of the company. Many products are specifically designed to run in our domestic facilities just as some products are specifically designed as sourced product.

Our sourced products are exactly that — our products. They are designed by our designers and made to our exact specifications. Production is monitored at every step by our quality control and manufacturing engineers.



A Blended Sourcing Strategy

Offshore sourcing allows us to broaden our product offerings and provide furniture to the consumer that we might not otherwise be able to offer on a cost-effective basis. This strategy is without question the best approach for the Furniture Brands shareholders, our employees and our customers.

Because of the growth in offshore sourcing and the deflationary pressures that have arisen as a result, some in our industry have come to believe "It's all about price." We disagree. If the low cost basis of offshore manufacturing puts pressure on pricing, we must compete on the basis of superior style, superior quality, and better value. We refuse to join this "race to the bottom," because it short-changes our customers and our investors and threatens our brand names.

The furniture business is a fashion business and we are proud to employ in this company some of the most talented fashion designers in the world. We will continue to invest in research and development and — most importantly — in the talent to deliver to the marketplace innovative products of excellent value. I believe our product line is the best in the industry. I encourage all of our investors to visit any one of our growing number of stores around the country and judge for yourselves.

On the financial side, the restructuring efforts we engaged in during the past year — indeed the past three years — will improve our operating margins and position our company well for sustainable earnings growth this year and in years to come.

In 2003 we restructured, closed or announced we will be closing six manufacturing facilities. In the two preceding years we closed seventeen other manufacturing facilities and absorbed the costs and inefficiencies associated with those as well. In fact, we estimate that in the 2001 to 2003 time period, this company incurred over $44 million in restructuring and asset impairment charges. In addition, the recovery period post plant closures has a negative impact upon employee performance and, consequently, costs to nearby sister operations until such time as the emotional effects have run their course. The bottom line is that massive closures such as we have experienced have a huge impact upon earnings performance over a sustained period of time.

And as I mentioned earlier — all of this was done in the context of one of the most serious and prolonged business downturns in this industry's history, while, at the same time, we were expanding our offshore sourcing initiatives and our dedicated distribution nationwide.

In the last three years we estimate we have incurred over $44 million in restructuring charges. These changes have been painful to the short-term performance of the company but in the long-term provide the necessary foundation for exceptional results.





But it was clearly the right thing to do, and I believe I can report that the bulk of these reorganizational efforts are behind us. We are now in a position to gain the benefits of our substantially reduced cost structure and leverage upon sales growth to deliver the earnings performance expected from a company with our size, our brand names, and our growing distribution strength.

The year 2003 and the two years prior have not been easy. As a matter of fact, they have severely tested our skill as managers. But, all of our efforts have made us a stronger and much better company. I am confident that we now stand to gain the benefits of these efforts and will drive this company forward in a major way.

Much of this is yesterday's news, but it's important to understand in order to grasp the potential of what is ahead. We're positioned well — brands, management depth and experience, and a clearly defined strategic plan in a rapidly changing industry. The competitive pressures of the global marketplace will accelerate the consolidation of our industry, and as a result our opportunities for market share growth have never been better than they are today.

It is my privilege to report to you that the state of Furniture Brands is excellent. On behalf of our Board, our management and our dedicated workforce, we thank our shareholders, our suppliers and our customers for your support throughout the year.



W.G. (Mickey) Holliman

Chairman of the Board and Chief Executive Officer

Financial Review

14 Management's Discussion and Analysis of Results of Operations and Financial Condition

20 Consolidated Balance Sheets

21 Consolidated Statements of Operations

22 Consolidated Statements of Cash Flows

23 Consolidated Statements of Shareholders' Equity

24 Notes to Consolidated Financial Statements

37 Independent Auditors' Report

38 Five-year Consolidated Financial Review

39 Board of Directors and Officers

40 Investor Information

OVERVIEW

Furniture Brands International, Inc. (the "Company") is one of the largest home (residential) furniture manufacturers in the United States. The Company markets its products through four primary operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc.; and HDM Furniture Industries, Inc. The Company manufactures, sources (i.e., imports) and distributes (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals and chairs, (iii) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers and home office furniture, (iv) recliners, motion furniture and sleep sofas, and (v) accessories.

The Company sells its products through diverse distribution channels consisting of independent furniture dealers, national and local chain stores, department stores, specialty stores and decorator showrooms. In recent years, the Company has focused its distribution growth on single-branded, dedicated furniture centers, galleries and stores, taking advantage of its strong brand names and breadth of product. Most recently, the Company has announced its long-term strategy is to focus more heavily on single-branded stores, both independently and Company-owned.

To gain access to the premium price point segment of the home furniture market in the United States, on December 28, 2001, the Company acquired substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith (collectively HDM Furniture Industries, Inc.). The purchase price of the acquisition was $287.6 million, consisting of $177.0 million in cash and 4.0 million shares of the Company's common stock. The acquisition established the Company as the residential furniture industry's only full-line resource in all middle and upper price categories.

During the past three years, the residential furniture market in the United States has been negatively impacted by the general economic slowdown, as well as a structural shift to offshore sourcing (primarily to Asia, but also to other countries with comparatively low labor costs) of various products — particularly case goods (wood furniture). As a result, domestic manufacturing capacity utilization has been trending down, hurting the operating profitability of many companies in the industry.

In reaction to this change in sourcing activity, the Company has been implementing a plan to reduce its domestic case goods manufacturing capacity. This plan has included the closing of 21 manufacturing facilities. In 2003, pretax restructuring and impairment charges of $17.8 million were recorded, consisting of $7.1 million charged to cost of operations and $10.7 million charged to selling, general and administrative expenses. Pretax restructuring and impairment charges of $26.4 million were recorded in 2001, consisting of $5.9 million charged to cost of operations and $20.5 million charged to selling, general and administrative expenses. The Company believes it has completed the bulk of its domestic manufacturing reorganization efforts.

To take advantage of its strong brand names and overall breadth of product, the Company has initiated a store development program in order to gain better control and to accelerate the growth rate of its retail distribution. This program will expand the number of stores dedicated to selling exclusively the Company's brands. Currently, there are 191 dedicated stores, four of which are owned by the Company, with a long-term goal of over four hundred stores, many of which may be owned by the Company.

RESULTS OF OPERATIONS

As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statements of operations and other data for 2003, 2002, and 2001.

	Year Ended December 31,					
	2003		2002		2001	
(Dollars in millions)	**Dollars**	**% of Net Sales**	Dollars	% of Net Sales	Dollars	% of Net Sales
Net sales	**$2,367.7**	**100.0%**	$2,397.7	100.0%	$1,891.3	100.0%
Cost of operations	**1,711.4**	**72.3**	1,721.7	71.8	1,387.6	73.4
Selling, general and administrative expenses	**440.3**	**18.6**	424.3	17.7	348.8	18.5
Depreciation and amortization	**50.9**	**2.1**	49.3	2.1	55.8	2.9
Earnings from operations	**165.1**	**7.0**	202.4	8.4	99.1	5.2
Interest expense	**19.4**	**0.8**	21.7	0.9	22.0	1.2
Other income, net	**3.5**	**0.1**	3.7	0.2	10.6	0.6
Earnings before income tax expense	**149.2**	**6.3**	184.4	7.7	87.7	4.6
Income tax expense	**54.6**	**2.3**	65.6	2.7	29.7	1.5
Net earnings	**$ 94.6**	**4.0%**	$ 118.8	5.0%	$ 58.0	3.1%
Earnings per common share - diluted	**$ 1.68**	—	$ 2.11	—	$ 1.13	—
Gross profit[1]	**$ 614.8**	**26.0%**	$ 633.6	26.4%	$ 466.8	24.7%

[1] The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

	Year Ended December 31,		
(Dollars in millions)	**2003**	2002	2001
Net sales	**$2,367.7**	$2,397.7	$1,891.3
Cost of operations	**1,711.4**	1,721.7	1,387.6
Depreciation (associated with cost of goods sold)	**41.5**	42.4	36.9
Gross profit	**$ 614.8**	$ 633.6	$ 466.8

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net sales for 2003 were $2,367.7 million compared to $2,397.7 million in 2002, a decrease of $30.0 million or 1.2%. 2003 was the third consecutive difficult year for the residential furniture industry primarily due to weak consumer demand for furniture — particularly at the upper-end price points. However, positive comparisons were achieved during the latter part of the year as consumers reacted favorably to better economic conditions and financial markets.

Cost of operations for 2003 was $1,711.4 million compared to $1,721.7 million in 2002. Cost of operations as a percentage of net sales increased from 71.8% for 2002 to 72.3% for 2003. The increase in cost of operations as a percentage of net sales was due to $7.1 million of restructuring charges in 2003 as well as the residual effects of lowering domestic manufacturing capacity to meet sourcing requirements.

Selling, general and administrative expenses increased to $440.3 million in 2003 from $424.3 million in 2002. As a percentage of net sales, these expenses increased from 17.7% in 2002 to 18.6% in 2003. The increase was due to $10.7 million in asset impairment and restructuring costs recorded in 2003. Other major expense increases included pensions (due primarily to actuarial assumption changes) and advertising (to promote the Company's various brands).

Interest expense for 2003 totaled $19.4 million compared to $21.7 million in 2002. The decrease in interest expense reflects the Company's long-term debt reduction program and lower interest rates.

Other income, net for 2003 totaled $3.5 million compared to $3.7 million for 2002. For 2003, other income consisted of interest on short-term investments of $0.7 million and other miscellaneous income and expense items totaling $2.8 million.

Income tax expense for 2003 totaled $54.6 million, producing an effective tax rate of 36.6% compared with an effective tax rate of 35.6% for 2002. The increase in the effective tax rate for 2003 was the result of reduced state income tax credits derived from certain industrial revenue bonds, which the Company is repaying according to established amortization schedules.

Earnings per common share on a diluted basis were $1.68 and $2.11 for 2003 and 2002, respectively. Weighted average shares used in the calculation of earnings per common share on a diluted basis were 56,255,788 in 2003 and 56,386,827 in 2002, respectively. The reduction in average shares was due to the impact of stock options using the treasury method of calculation. No stock repurchases occurred in 2003 or 2002.

Gross profit for 2003 was $614.8 million compared with $633.6 million for 2002, a decrease of 3.0%. The decrease in gross profit margin from 26.4% in 2002 to 26.0% in 2003 was primarily due to asset impairment and restructuring costs previously discussed.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net sales for 2002 were $2,397.7 million compared to $1,891.3 million in 2001, an increase of $506.4 million or 26.8%. Excluding the acquisition of HDM, which the Company acquired as of the close of business on December 28, 2001, the Company's sales (Broyhill, Lane and Thomasville) showed growth of 6.4% for the year. The increase in net sales (excluding the acquired companies) was primarily due to strong performances at the mid-level price points, partially offset by weak activity in the upper-end product categories.

Cost of operations for 2002 was $1,721.7 million compared to $1,387.6 million in 2001. The large increase was the result of the Company's acquisition of HDM. Cost of operations as a percentage of net sales decreased from 73.4% for 2001 to 71.8% for 2002. This decrease was the result of increased plant utilization arising from the sales volume increase, the favorable impact from the 2001 restructuring activities and an increase in sourcing of lower cost imported products.

Selling, general and administrative expenses increased to $424.3 million in 2002 from $348.8 million in 2001. The large increase was the result of the Company's acquisition of HDM. Included in 2001 was an asset impairment charge of $18.0 million. As a percentage of net sales, selling, general and administrative expenses (excluding the asset impairment charges) rose modestly from 17.5% in 2001 to 17.7% in 2002.

Depreciation and amortization for 2002 was $49.3 million compared to $55.8 million in 2001, a decrease of 11.7%. The large decrease occurred because of the adoption of Statement of Financial Accounting Standards No. 142, which eliminated the amortization of goodwill and other intangible assets with indefinite lives. This decrease was partially offset by the acquisition of HDM. The amount of depreciation and amortization attributed to goodwill and other intangible assets with indefinite lives in 2001 was $12.1 million.

Interest expense for 2002 totaled $21.7 million compared to $22.0 million in 2001. The decrease in interest expense reflects the Company's debt reduction program and lower interest rates, partially offset by increased indebtedness due to the acquisition of HDM.

Other income, net for 2002 totaled $3.7 million compared to $10.6 million for 2001. For 2002, other income consisted of interest on short-term investments of $1.2 million and other miscellaneous income and expense items totaling $2.5 million. Other income, net in 2001 included non-operating income of $8.0 million related to the sale of the Company's investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

Income tax expense for 2002 totaled $65.6 million, producing an effective tax rate of 35.6% compared with an effective tax rate of 33.8% for 2001. The effective tax rates for both periods were adversely impacted by provisions for state and local income taxes. The effective tax rate for 2001 was favorably impacted by an adjustment to income tax accruals resulting from the completion of certain Federal income tax audits.

Earnings per common share on a diluted basis were $2.11 and $1.13 for 2002 and 2001, respectively. Weighted average shares used in the calculation of earnings per common share on a basic and diluted basis were 55,507,000 and 56,387,000 in 2002, respectively, and 50,357,000 and 51,325,000 in 2001, respectively.

Gross profit for 2002 was $633.6 million compared with $466.8 million for 2001, an increase of 35.7%. The increase resulted primarily from the acquisition of HDM. The increase in gross profit margin from 24.7% in 2001 to 26.4% in 2002 was primarily due to increased plant utilization arising from the sales volume increase, the favorable impact from the 2001 restructuring activities, and an increase in sourcing of lower cost imported products. In addition, the high-end products produced by the HDM companies typically generate higher gross margins.

FINANCIAL CONDITION AND LIQUIDITY

Liquidity

Cash and cash equivalents at December 31, 2003 totaled $71.7 million compared to $15.1 million at December 31, 2002. For 2003, net cash provided by operating activities totaled $172.5 million. Net cash used by investing activities totaled $39.0 million. Net cash used by financing activities totaled $76.9 million. The increase in cash and cash equivalents at the end of 2003 came from the Company's completion of its deleveraging program. During the second half of 2003, the Company began accumulating cash and investing it in short-term institutional money market funds.

Working capital was $703.2 million at December 31, 2003 compared to $652.1 million at December 31, 2002. The current ratio was 4.8-to-1 at December 31, 2003 compared to 4.3-to-1 at December 31, 2002. The increase in working capital between years resulted from the increase in cash and cash equivalents.

At December 31, 2003, long-term debt totaled $303.2 million compared to $374.8 million at December 31, 2002. The decrease in indebtedness was funded by cash flow from operations. The Company's debt-to-capitalization ratio was 23.9% at December 31, 2003 compared to 30.1% at December 31, 2002. As noted above, the Company has completed its deleveraging program except for required amortization of certain industrial revenue bonds.

Financing Arrangements

To meet short-term capital and other financial requirements, the Company maintains a $550.0 million revolving credit facility with a group of financial institutions. The revolving credit facility (which was refinanced on December 18, 2003) allows for the issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150.0 million, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 31, 2003, there were $300.0 million in cash borrowings and $22.4 million in letters of credit outstanding, leaving an excess of $227.6 million available under the facility for future liquidity needs.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2003, loans outstanding under the revolving credit facility consisted of $300.0 million based on the adjusted Eurodollar rate which in conjunction with the interest rate swaps have a weighted average interest rate of 6.08%.

The Company believes that its revolving credit facility, together with its historically strong cash generation from operations, will be adequate to meet liquidity requirements for the foreseeable future. These requirements would include normal, historical capital expenditure levels as well as the Company's recently implemented cash dividend program. The following table summarizes the cash payments related to the Company's outstanding contractual obligations:

	Less than 1 year	*1-3 years*	*4-5 years*	*More than 5 years*	*Total*
Long-term debt obligations	$ 1.6	$ 1.6	$301.6	$ —	$304.8
Operating lease obligations (net of subleases)	24.7	31.5	22.0	38.9	117.1
Purchase obligations[1]	—	—	—	—	—
	$26.3	$33.1	$323.6	$38.9	$421.9

[1] The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods.

OTHER

Market Risk

The Company is exposed to market risk from changes in interest rates. The Company's exposure to interest rate risk consists of its floating rate revolving credit facility. This risk is managed using interest rate swaps to fix a portion of the Company's floating rate long-term debt. Currently interest rate swaps fix the entire outstanding balance on the revolving credit facility; therefore, an increase in interest rates would have no impact on the Company's net earnings.

Funded Status of the Defined Benefit Pension Plan

As of December 31, 2003, the accumulated benefit obligation of the Company's defined benefit pension plan exceeded the fair value of the plan's assets. As a result, the minimum pension liability increased by $2.7 million. Total minimum pension liability at December 31, 2003 was $45.1 million, $28.2 million, net of tax. The after tax charge is recorded as a component of other comprehensive income.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results are likely to differ from those estimates, but management believes such differences are not significant.

Revenue Recognition — The Company recognizes revenue (sales) when finished goods are shipped, with appropriate provisions for returns and uncollectible accounts.

Allowance for Doubtful Accounts — The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances and an overall aging of the accounts receivable.

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for obsolescence and appropriate adjustments recorded, if necessary, to insure their value is recoverable.

Long-lived Assets — Long-lived assets, which consist primarily of goodwill, trademarks and property, plant and equipment, are reviewed for impairment whenever events or changes in business circumstances indicate the carrying values of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than the carrying value.

Retirement Plans — The Company uses various assumptions to calculate retirement plan expenses and obligations. These assumptions include discount rate, expected return on plan assets and rate of compensation increases. The Company believes the assumptions used are reasonable; however, differences in actual experience or a change in assumptions would impact the calculated obligation and future expenses. For example, a 25 basis point reduction in the discount rate would increase the accumulated benefit obligation by $10.0 million and result in an additional charge (net of tax benefits) to shareholder's equity of $6.2 million.

Recently Issued Statements of Financial Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits (an amendment of SFAS Nos. 87, 88 and 106). This statement revises employers' disclosures about pension plans and other postretirement benefit plans. The statement is effective for financial statements with fiscal years ending after December 15, 2003; therefore, the required disclosures are included in the Notes to Consolidated Financial Statements.

In December 2003, the FASB issued a revised FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The statement is effective for financial statements issued after December 31, 2003. The Company has not created any variable interest entities and the adoption of FIN 46 will have no impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 – Accounting for Stock-Based Compensation in that it provides transition methods for entities that voluntarily change to the fair value method of accounting for stock based compensation and requires additional disclosures. The Company has adopted the disclosure provisions of SFAS No. 148.

Outlook

Order trends in the latter part of 2003 were positive in the middle and upper-middle price categories and involved both upholstery and case goods business. While the Company remains cautious in its outlook, it appears that 2004 will begin on a positive note. With this in mind on January 28, 2004, the Company announced it expected diluted earnings per share for the first quarter of 2004 to be in the $0.50 to $0.53 range. On February 27, 2004, the Company updated its outlook to $0.55 to $0.57. The Company will provide earnings guidance on a quarter-by-quarter basis until better visibility is achieved with respect to the full year 2004.

Forward-Looking Statements

The Company herein has made forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include the Company's expected sales, earnings per share, profit margins, and cash flows, the effects of certain manufacturing realignments and other business strategies, the prospects for the overall business environment, and other statements containing the words "expects," "anticipates," "estimates," "believes," and words of similar import. The Company cautions investors that any such forward-looking statements are not guarantees of future performance and that certain factors may cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to: changes in economic conditions; loss of market share due to competition; failure to anticipate or respond to changes in consumer tastes and fashion trends; failure to achieve projected mix of product sales; business failures of large customers; distribution and manufacturing realignments and cost savings programs; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; impairment of goodwill and other intangible assets. Other risk factors may be listed from time to time in the Company's future public releases and SEC reports. Please refer to the Company's Annual Report on Form 10-K for a more detailed explanation of the Company's risk factors.

(Dollars in thousands)	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 71,668	$ 15,074
Receivables, less allowances of $19,378 ($20,751 at December 31, 2002)	366,448	375,050
Inventories (Note 5)	414,684	432,104
Deferred income taxes	25,563	17,768
Prepaid expenses and other current assets	7,689	9,463
Total current assets	886,052	849,459
Property, plant and equipment:		
Land	21,742	22,217
Buildings and improvements	251,814	245,686
Machinery and equipment	400,375	393,034
	673,931	660,937
Less accumulated depreciation	363,368	327,566
Net property, plant and equipment	310,563	333,371
Goodwill (Note 6)	183,789	184,480
Other intangible assets (Note 6)	169,671	171,008
Other assets	28,184	29,084
	$1,578,259	$1,567,402
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 83,584	$ 90,134
Accrued employee compensation	29,317	31,531
Accrued interest expense	1,992	3,018
Other accrued expenses	67,926	72,681
Total current liabilities	182,819	197,364
Long-term debt (Note 7)	303,200	374,800
Deferred income taxes	69,796	58,850
Other long-term liabilities	55,542	66,873
Shareholders' equity:		
Preferred stock, authorized 10,000,000 shares, no par value – issued, none	—	—
Common stock, authorized 200,000,000 shares, $1.00 stated value – issued 56,277,066 shares at December 31, 2003 and 2002 (Note 8)	56,277	56,277
Paid-in capital	221,388	221,696
Retained earnings	726,932	639,334
Accumulated other comprehensive income	(31,446)	(35,917)
Treasury stock at cost (330,409 shares at December 31, 2003 and 627,884 shares at December 31, 2002)	(6,249)	(11,875)
Total shareholders' equity	966,902	869,515
	$1,578,259	$1,567,402

See accompanying notes to consolidated financial statements.

(Dollars in thousands except per share data)	*Year Ended December 31,* 2003	2002	2001
Net sales	**$2,367,738**	$2,397,709	$1,891,313
Costs and expenses:			
Cost of operations	**1,711,422**	1,721,714	1,387,632
Selling, general and administrative expenses	**440,267**	424,329	348,835
Depreciation and amortization	**50,923**	49,266	55,767
Earnings from operations	**165,126**	202,400	99,079
Interest expense	**19,384**	21,732	21,984
Other income, net	**3,482**	3,756	10,599
Earnings before income tax expense	**149,224**	184,424	87,694
Income tax expense (Note 9)	**54,651**	65,593	29,664
Net earnings	**$ 94,573**	$ 118,831	$ 58,030
Earnings per common share – basic (Note 8)	**$ 1.70**	$ 2.14	$ 1.15
Earnings per common share – diluted (Note 8)	**$ 1.68**	$ 2.11	$ 1.13

See accompanying notes to consolidated financial statements.

(Dollars in thousands)	2003	2002	2001
	Year Ended December 31,		
Cash flows from operating activities:			
Net earnings	**$ 94,573**	$118,831	$ 58,030
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**50,923**	49,266	55,767
Other, net (includes gains and losses on investments)	**10,352**	(1,545)	6,414
(Increase) decrease in receivables	**8,602**	(15,557)	41,502
(Increase) decrease in inventories	**17,420**	(62,331)	33,070
(Increase) decrease in prepaid expenses and intangible and other assets	**4,003**	(22,614)	(6,789)
Increase (decrease) in accounts payable, accrued interest expense and other accrued expenses	**(12,243)**	30,204	7,224
Increase (decrease) in net deferred tax liabilities	**736**	16,270	(8,356)
Increase (decrease) in other long-term liabilities	**(1,913)**	212	(2,156)
Net cash provided by operating activities	**172,453**	112,736	184,706
Cash flows from investing activities:			
Acquisition of business, net of cash acquired	**—**	—	(176,235)
Proceeds from the disposal of assets	**2,495**	2,924	18,197
Additions to property, plant and equipment	**(41,451)**	(50,214)	(22,991)
Net cash used by investing activities	**(38,956)**	(47,290)	(181,029)
Cash flows from financing activities:			
Payments for debt issuance costs	**(1,709)**	—	—
Additions to long-term debt	**300,000**	—	140,000
Payments of long-term debt	**(371,600)**	(79,600)	(147,600)
Payments of cash dividends	**(6,975)**	—	—
Proceeds from the issuance of treasury stock	**3,381**	13,521	5,024
Net cash used by financing activities	**(76,903)**	(66,079)	(2,576)
Net increase (decrease) in cash and cash equivalents	**56,594**	(633)	1,101
Cash and cash equivalents at beginning of period	**15,074**	15,707	14,606
Cash and cash equivalents at end of period	**$ 71,668**	$ 15,074	$ 15,707
Supplemental Disclosure:			
Cash payments for income taxes, net	**$ 53,296**	$ 36,807	$ 26,083
Cash payments for interest expense	**$ 20,192**	$ 20,673	$ 28,940
Issuance of common stock for acquisition	**$ —**	$ —	$110,640

See accompanying notes to consolidated financial statements.

(Dollars in thousands)	Year Ended December 31, 2003	2002	2001
Common Stock:			
Beginning balance	**$ 56,277**	$ 56,277	$ 52,277
Stock issued for acquisition of business	**—**	—	4,000
Ending balance	**$ 56,277**	$ 56,277	$ 56,277
Paid-In Capital:			
Beginning balance	**$221,696**	$219,469	$118,360
Stock plans activity (Note 8)	**(308)**	2,227	(5,531)
Stock issued for acquisition of business	**—**	—	106,640
Ending balance	**$221,388**	$221,696	$219,469
Retained Earnings:			
Beginning balance	**$639,334**	$520,503	$462,473
Net earnings	**94,573**	118,831	58,030
Cash dividends (per share: 2003 - $0.125)	**(6,975)**	—	—
Ending balance	**$726,932**	$639,334	$520,503
Accumulated Other Comprehensive Income:			
Beginning balance	**$ (35,917)**	$ (5,108)	$ —
Other comprehensive income	**4,471**	(30,809)	(5,108)
Ending balance	**$ (31,446)**	$ (35,917)	$ (5,108)
Treasury Stock:			
Beginning balance	**$ (11,875)**	$ (31,482)	$ (49,205)
Stock plans activity (Note 8)	**5,626**	19,607	17,723
Ending balance	**$ (6,249)**	$ (11,875)	$ (31,482)
Total Shareholders' Equity	**$966,902**	$869,515	$759,659
Comprehensive Income:			
Net earnings	**$ 94,573**	$118,831	$ 58,030
Other comprehensive income, net of tax:			
Cumulative effect of adopting SFAS No. 133	**—**	—	2,960
Financial instruments accounted for as hedges	**6,342**	(3,872)	(8,068)
Minimum pension liability	**(1,658)**	(26,512)	—
Foreign currency translation	**(213)**	(425)	—
Other comprehensive income	**4,471**	(30,809)	(5,108)
	$ 99,044	$ 88,022	$ 52,922

See accompanying notes to consolidated financial statements.

(Dollars in thousands except per share data)

1. | THE COMPANY

Furniture Brands International, Inc. (referred to herein as the "Company") is one of the largest home furniture manufacturers in the United States. During the year ended December 31, 2003, the Company had four primary operating subsidiaries: Broyhill Furniture Industries, Inc.; Lane Furniture Industries, Inc.; Thomasville Furniture Industries, Inc. and HDM Furniture Industries, Inc.

On December 28, 2001, the Company acquired through a wholly owned subsidiary — HDM Furniture Industries, Inc. — substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith. Since the acquisition occurred prior to the last business day of 2001, it was reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies.

Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and no particular concentration of credit risk in one economic sector. Foreign operations and net sales are not material.

2. | SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are set forth below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported period. Actual results are likely to differ from those estimates, but management believes such differences are not significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53-week fiscal year. Fiscal year 2003 was a 53-week year and fiscal years 2002 and 2001 were 52-week years.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for obsolescence and appropriate adjustments recorded, if necessary, to insure their value is recoverable.

(Dollars in thousands except per share data)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost when acquired. Depreciation is calculated using both accelerated and straight-line methods based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying value.

Intangible Assets

Intangible assets consist of goodwill and trademarks. Effective with the Company's adoption of Statements of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment. Prior to adoption of SFAS No. 142, goodwill and trademarks were amortized on a straight-line basis over 20 to 40-year periods. Intangible assets are be reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if future cash flows of the related assets are less than their carrying values.

Fair Value of Financial Instruments

The Company considers the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Amounts outstanding under long-term debt agreements are considered to be carried on the financial statements at their estimated fair values because they accrue interest at rates which generally fluctuate with interest rate trends.

The Company periodically uses interest rate swap agreements (derivative financial instruments) to hedge risk associated with its floating rate long-term debt. Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income until recognized in earnings. The fair value of the swap agreements is based upon quoted market prices. The net amount to be paid or received under the interest rate swap agreements is recorded as a component of interest expense. The fair value of the interest rate swap agreements is included in other long-term liabilities as of December 31, 2003 and 2002.

Revenue Recognition

The Company recognizes sales when finished goods are shipped, with appropriate provisions for returns and uncollectible accounts.

Advertising Costs

Advertising production costs are expensed when advertisements are first aired or distributed. Total advertising costs for 2003, 2002 and 2001 were $77,124, $72,243 and $57,453, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(Dollars in thousands except per share data)

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25. Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been as follows:

	Year Ended December 31,		
	2003	*2002*	*2001*
Net Earnings			
As reported	**$94,573**	$118,831	$58,030
Pro forma	**$89,297**	$113,539	$52,648
Earnings per share — basic:			
As reported	**$ 1.70**	$ 2.14	$ 1.15
Pro forma	**$ 1.60**	$ 2.05	$ 1.05
Earnings per share — diluted:			
As reported	**$ 1.68**	$ 2.11	$ 1.13
Pro forma	**$ 1.60**	$ 2.02	$ 1.04

The weighted average fair value of options granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	*2002*	*2001*
Risk free interest rate	**3.0%**	4.3%	4.9%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected life (years)	**6.0**	6.0	6.0
Expected volatility	**50.0%**	49.0%	47.0%

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. | RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During 2003, the Company continued the restructuring of its domestic manufacturing capacity which began in 2001. The restructuring in 2003 included the closing of four manufacturing facilities and the realignment of two other facilities, as well as asset impairment charges related to the write-down of previously closed facilities in order to accelerate their disposal. Pretax restructuring of $8,415 and impairment charges of $9,438 were recorded during 2003 of which $7,151 was charged to cost of operations and $10,702 was charged to selling, general and administrative expenses.

During 2001, the Company implemented a plan to reduce its domestic case goods manufacturing capacity. This plan included the closing of 12 manufacturing facilities and a permanent reduction of approximately 20% of the Company's total employment. Pretax restructuring and impairment charges of $26,352 were recorded during 2001 of which $18,000 related to a fixed asset impairment charge for properties and machinery and equipment of the closed facilities and is included in selling, general and administrative expenses. The balance, consisting of $5,913 charged to cost of operations and $2,439 charged to selling, general and administrative expenses, related to employee severance and benefits costs and plant shutdown costs.

(Dollars in thousands except per share data)

Real estate with a carrying value of $7,223 and $7,387 was included in other assets as of December 31, 2003 and 2002, respectively. As noted previously, the Company recorded impairment charges during 2003 to write-down all such facilities to net realizable value to enable an acceleration of the disposal process.

There were no restructuring charges included in other accrued expenses at December 31, 2003 and 2002.

4. | ACQUISITION OF BUSINESS

On December 28, 2001, the Company acquired through a wholly owned subsidiary — HDM Furniture Industries, Inc. — substantially all of the assets and liabilities of Henredon Furniture Industries, Drexel Heritage Furnishings and Maitland-Smith for $287,640. The acquisition established the Company as the residential furniture industry's only full-line resource in all middle and upper price categories. The purchase price, including capitalized expenses of approximately $2,000, consisted of $177,000 paid in cash and four million shares of the Company's common stock valued at $110,640. The value of the common stock issued was determined based on the average market price over the two-day period before and after the terms of the acquisition were agreed to and announced. Since the acquisition occurred prior to the last business day of 2001, it was reflected in the Company's consolidated balance sheet as of December 31, 2001; however, the Company's consolidated results of operations for 2001 do not include any of the operations of the acquired companies.

The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 2001 with those of the acquired companies as if the transaction had occurred at the beginning of 2001.

	Year Ended December 31, 2001
Net sales	$2,311,647
Net earnings	68,260
Earnings per common share — diluted:	$ 1.23

Such pro forma amounts are not necessarily indicative of what actual results of operations might have been if the acquisition had been effective at the beginning of the year presented.

5. | INVENTORIES

Inventories are summarized as follows:

	December 31, 2003	*December 31, 2002*
Finished products	**$252,582**	$244,193
Work-in-process	**52,513**	65,196
Raw materials	**109,589**	122,715
	$414,684	$432,104

(Dollars in thousands except per share data)

6. | GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets include the following:

	December 31, 2003	December 31, 2002
Goodwill	**$266,527**	$267,218
Less: accumulated amortization	**82,738**	82,738
Goodwill	**$183,789**	$184,480
Trademarks and trade names	**$206,179**	$207,928
Less: accumulated amortization	**36,508**	36,920
Other intangible assets	**$169,671**	$171,008

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested annually for impairment or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. No impairment was recorded in 2003 or 2002. The Company's other intangible assets consist of trademarks and trade names all having indefinite lives. The following table presents net earnings on a comparative basis, after adjusting to exclude the amortization of goodwill and other intangible assets:

	Year Ended December 31,		
	2003	2002	2001
Net earnings:			
As reported	**$94,573**	$118,831	$58,030
Exclude amortization of goodwill and other intangible assets (net of income tax benefit of $2,383)	—	—	11,162
	$94,573	$118,831	$69,192
Earnings per common share — basic:			
As reported	**$ 1.70**	$ 2.14	$ 1.15
As adjusted	**$ 1.70**	$ 2.14	$ 1.37
Earnings per common share — diluted:			
As reported	**$ 1.68**	$ 2.11	$ 1.13
As adjusted	**$ 1.68**	$ 2.11	$ 1.35

7. | LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2003	December 31, 2002
Revolving credit facility (unsecured)	**$300,000**	$370,000
Other	**3,200**	4,800
	$303,200	$374,800

(Dollars in thousands except per share data)

The following discussion summarizes certain provisions of the long-term debt.

Revolving Credit Facility

On December 18, 2003, the Company refinanced its revolving credit facility with a group of financial institutions. The new facility is an unsecured revolving credit facility with a commitment of $550,000 and a maturity date of June 7, 2008. The facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $150,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding.

Currently, for letter of credit issuances, a fee of 1.00% per annum (subject to increase/decrease based upon the Company achieving certain credit ratings from Standard & Poor's and Moody's) is assessed for the account of the lenders ratably. A further fee of 0.125% is assessed on standby letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears.

Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and adjusted Eurodollar rate is subject to adjustment based upon achieving certain credit ratings. At December 31, 2003, loans outstanding under the revolving credit facility consisted of $300,000 based on the adjusted Eurodollar rate, which in conjunction with the interest rate swaps have a weighted average interest rate of 6.08%.

At December 31, 2003, there were $300,000 of cash borrowings and $22,396 in letters of credit outstanding under the revolving credit facility, leaving an excess of $227,604 available for future liquidity needs.

The revolving credit facility has no mandatory principal payments; however, the commitment matures on June 7, 2008. The facility requires the Company to meet certain financial covenants including a minimum consolidated net worth ($775,000 as of December 31, 2003) and maximum leverage ratio (ratio of consolidated debt to consolidated EBITDA (as defined in the credit agreement) of 2.75 to 1). In addition, the facility requires repayment upon the occurrence of a change of control of the Company. As of December 31, 2003, the Company was in compliance with all financial covenants.

Other

Other long-term debt consists of various industrial revenue bonds with interest rates ranging from approximately 6.6% to 7.0%.

Interest Rate Swap Agreements

In May 2001, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three interest rate swap agreements each having a notional amount of $100,000 and a termination date in May 2004. The Company pays the counterparties a blended fixed rate of 4.93% per annum and receives payment based upon the floating three-month LIBOR rate.

(Dollars in thousands except per share data)

8. | COMMON STOCK

The Company's restated certificate of incorporation includes authorization to issue up to 200 million shares of common stock with a $1.00 per share stated value. As of December 31, 2003, 56,277,066 shares of common stock were issued.

The Company has been authorized by its Board of Directors to repurchase its common stock from time to time in open market or privately negotiated transactions. Common stock repurchases are recorded as treasury stock and may be used for general corporate purposes. As of December 31, 2003, the Company has Board of Directors' authorization for the repurchase of an additional $100,000 of its common stock.

Shares of common stock were reserved for the following purposes at December 31, 2003:

	Number of Shares
Common stock options:	
Granted	4,172,909
Available for grant	2,256,875
	6,429,784

The Company has outstanding option grants pursuant to the 1992 Stock Option Plan and the 1999 Long-Term Incentive Plan.

These plans are administered by the Executive Compensation and Stock Option Committee of the Board of Directors and permit certain key employees to be granted nonqualified options, performance-based options, restricted stock, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. On April 25, 2002, stockholders approved an amendment to the 1999 Long-Term Incentive Plan. The amendment provided for an increase in the number of shares reserved for issuance from 2,250,000 to 4,950,000 shares of common stock.

In 2003, the Company issued 4,000 shares of restricted stock. The restricted shares vest over various periods from three to five years. The deferred compensation cost is amortized to expense over the period of time the restrictions are in place and the unamortized portion is classified as a reduction of paid-in-capital in the Company's consolidated balance sheets.

Changes in options granted and outstanding are summarized as follows:

	Year Ended December 31,					
	2003		*2002*		*2001*	
	Shares	*Average Price*	*Shares*	*Average Price*	*Shares*	*Average Price*
Beginning of period	**3,610,984**	**$20.36**	4,298,916	$17.55	4,345,634	$13.61
Granted	**988,300**	**21.54**	425,900	34.67	954,900	24.00
Exercised	**(299,475)**	**11.29**	(996,782)	13.57	(937,093)	5.36
Cancelled	**(126,900)**	**24.80**	(117,050)	27.16	(64,525)	24.48
End of period	**4,172,909**	**$21.16**	3,610,984	$20.36	4,298,916	$17.55
Exercisable at end of period	**2,252,259**		2,038,134		2,324,391	
Weighted average fair value of options granted		**$10.89**		$18.08		$12.40

(Dollars in thousands except per share data)

Summarized information regarding stock options outstanding and exercisable at December 31, 2003 follows:

	Outstanding			Exercisable	
Range of Exercise Prices	*Shares*	*Average Contractual Life*	*Average Price*	*Shares*	*Average Price*
Up to $10	177,959	1.0	$ 8.28	177,959	$ 8.28
$10 - $20	1,177,400	3.7	14.96	1,035,575	14.72
$20 - $30	2,407,450	6.6	22.91	898,700	23.66
Over $30	410,100	6.6	34.24	140,025	33.49
	4,172,909	5.6	$21.16	2,252,259	$18.95

Weighted average shares used in the computation of basic and diluted earnings per common share for 2003, 2002, and 2001 are as follows:

	Year Ended December 31,		
	2003	2002	2001
Weighted average shares used for basic net earnings per common share	**55,736,871**	55,506,837	50,356,763
Effect of dilutive securities:			
Stock options	**518,917**	879,990	968,227
Weighted average shares used for diluted net earnings per common share	**56,255,788**	56,386,827	51,324,990

Excluded from the computation of diluted net earnings per common share were options to purchase 432,600 and 441,900 shares at an average price of $33.94 and $34.19 per share during 2003 and 2002, respectively. These options have been excluded from the diluted earnings per share calculation since their impact is anti-dilutive.

9. | INCOME TAXES

Income tax expense is comprised of the following:

	Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	**$49,124**	$45,208	$34,672
State and local	**4,633**	3,307	562
Foreign	**158**	808	—
	53,915	49,323	35,234
Deferred	**736**	16,270	(5,570)
	$54,651	$65,593	$29,664

(Dollars in thousands except per share data)

The following table reconciles the differences between the federal corporate statutory rate and the Company's effective income tax rate:

	Year Ended December 31,		
	2003	2002	2001
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**2.1**	1.2	0.4
Nondeductible amortization of intangible assets	—	—	2.9
Adjustments to income tax accruals	—	—	(4.3)
Other	**(0.5)**	(0.6)	(0.2)
Effective income tax rate	**36.6%**	35.6%	33.8%

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets attributable to:		
Expense accruals	**$ 17,271**	$ 15,284
Valuation allowances	**16,605**	13,770
Asset impairment charges	**4,435**	2,852
Employee pension and other benefit plans	**11,209**	12,406
Other	**1,457**	1,942
Total deferred tax assets	**50,977**	46,254
Deferred tax liabilities attributable to:		
Fair value adjustments	**(70,652)**	(68,532)
Depreciation	**(12,751)**	(10,011)
Inventory costs capitalized	**(2,170)**	(1,299)
Other	**(9,637)**	(7,494)
Total deferred tax liabilities	**(95,210)**	(87,336)
Net deferred tax liabilities	**$(44,233)**	$(41,082)

10. | EMPLOYEE BENEFITS

The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 2003, 2002, and 2001 was $10,678, $7,075, and $1,425, respectively.

Company-Sponsored Defined Benefit Plans

Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Cash contributions to the trust funds during 2003 and 2002 were $10,000 and $15,000, respectively. The Company expects to make an additional cash contribution of $15,000 during the first quarter of 2004. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service. Annual plan benefit payments to retirees and/or beneficiaries are expected to approximate $23,000 for the next ten years.

(Dollars in thousands except per share data)

The investment objective of the trust funds is to ensure, over the long-term life of the trusts, an adequate asset balance to support the benefit obligations to participants, retirees and beneficiaries. In meeting this objective, the Company seeks to achieve investment returns at or above selected benchmarks consistent with a prudent level of diversification. The Company retains registered investment advisors to manage specific asset classes. Investment advisors are selected from established and financially sound organizations with proven records in managing funds in the appropriate asset class. Investment advisors are given strict investment guidelines and performance benchmarks.

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

	December 31, 2003	*December 31, 2002*
Change in projected benefit obligation:		
Projected benefit obligation — beginning of year	**$349,284**	$332,181
Service cost	**11,521**	11,033
Interest cost	**23,795**	23,378
Plan amendments	**184**	374
Actuarial loss	**23,318**	1,761
Benefits paid	**(22,249)**	(19,443)
Projected benefit obligation — end of year	**$385,853**	$349,284
Change in plan assets:		
Fair value of plan assets — beginning of year	**$292,149**	$320,133
Actual return on plan assets	**43,443**	(24,771)
Employer contributions	**11,282**	16,230
Benefits paid	**(22,249)**	(19,443)
Fair value of plan assets — end of year	**$324,625**	$292,149
Funded status	**$ (61,228)**	$ (57,135)
Fair value adjustment	**(12,800)**	(14,292)
Recognition of minimum liability	**(45,145)**	(42,487)
Unrecognized net actuarial loss	**87,521**	79,154
Unrecognized prior service cost	**1,094**	1,033
Accrued pension cost	**$ (30,558)**	$ (33,727)
Accumulated Benefit Obligation	**$356,421**	$326,904

The fair value adjustment relates to the Company's 1992 reorganization.

(Dollars in thousands except per share data)

The asset allocation for the Company's defined benefit plans are as follows:

	Percentage of Plan Assets		
	Target	December 31, 2003	December 31, 2002
Equity securities	55.0%	**55.5%**	48.5%
Debt securities	45.0%	**44.5%**	51.5%
	100.0%	**100.0%**	100.0%

Net periodic pension cost for 2003, 2002, and 2001 included the following components:

	Year Ended December 31,		
	2003	2002	2001
Service cost-benefits earned during the period	**$ 11,521**	$ 11,033	$ 9,372
Interest cost on the projected benefit obligation	**23,795**	23,378	23,315
Expected return on plan assets	**(28,725)**	(30,544)	(32,655)
Net amortization and deferral	**355**	(1,736)	(2,291)
Net periodic pension expense (income)	**$ 6,946**	$ 2,131	$ (2,259)

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2003	2002	2001
Expected long-term rate of return on plan assets	**8.00%**	8.50%	9.00%
Weighted average discount rate	**6.25%**	6.75%	7.25%
Long-term rate of compensation increase	**4.00%**	4.50%	4.50%

The expected long-term rate of return assumption was developed through analysis of historical market returns, current market conditions and the fund's past experience.

Other Retirement Plans and Benefits

In addition to defined benefit plans, the Company makes contributions to defined contribution plans and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

11. | OTHER COMPREHENSIVE INCOME

Other comprehensive income consists of the following:

	Year Ended December 31,		
	2003	2002	2001
Change in market value of financial instruments accounted for as hedges	**$ 9,757**	$ (5,957)	$(7,858)
Minimum pension liability	**(2,658)**	(42,487)	—
Foreign currency valuation	**(213)**	(425)	—
	6,886	(48,869)	(7,858)
Income tax expense (benefit)	**2,415**	(18,060)	(2,750)
	$ 4,471	$(30,809)	$(5,108)

(Dollars in thousands except per share data)

The components of accumulated other comprehensive income, each presented net of tax, are as follows:

	December 31, 2003	December 31, 2002
Market value of financial instruments accounted for as hedges	**$ (2,638)**	$ (8,980)
Minimum pension liability	**(28,170)**	(26,512)
Foreign currency valuation	**(638)**	(425)
	$(31,446)	$(35,917)

12. | COMMITMENTS AND CONTINGENT LIABILITIES

Certain of the Company's real properties and equipment are operated under lease agreements. Rental expense under operating leases totaled $30,541, $26,882, and $18,900 for 2003, 2002, and 2001, respectively. Annual minimum payments under operating leases are $27,845, $20,849, $17,493, $15,152, and $13,834 for 2004 through 2008, respectively. Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $32,350 at December 31, 2003, aggregate $117,086.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation expands the disclosure requirements to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements are effective for periods ending after December 15, 2002. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation for guarantees issued or modified after December 31, 2002.

The Company has provided guarantees related to store leases for certain independent dealers opening Company-branded stores (e.g., Thomasville Home Furnishings Stores). The guarantees range from one to fifteen years and generally require the Company to make lease payments in the event of default by the dealer. In the event of default, the Company has the right to assign or assume the lease. The total future lease payments guaranteed at December 31, 2003 were $94,876. The Company believes the risk of significant loss from these lease guarantees is remote.

The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

13. | OTHER INCOME, NET

Other income, net for 2003 and 2002 consisted of interest on short-term investments of $718 and $1,220 and other miscellaneous income and expense items totaling $2,764 and $2,536, respectively.

For 2001, other income, net consisted of interest on short-term investments of $844, other miscellaneous income and expense items totaling $1,755 and non-operating income of $8,000. The non-operating income resulted from the sale of the Company's investment in a company which leases exhibition space to furniture and accessory manufacturers, partially offset by additions to reserves related to certain discontinued operations.

(Dollars in thousands except per share data)

14. | QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of unaudited quarterly information:

	Fourth Quarter	*Third Quarter*	*Second Quarter*	*First Quarter*
Year ended December 31, 2003:				
Net sales	**$616,862**	**$557,420**	**$579,612**	**$613,844**
Gross profit	**159,835**	**139,547**	**148,821**	**166,573**
Net earnings	**$ 22,612**	**$ 19,345**	**$ 23,575**	**$ 29,041**
Earnings per common share:				
Basic	**$ 0.41**	**$ 0.35**	**$ 0.42**	**$ 0.52**
Diluted	**$ 0.40**	**$ 0.34**	**$ 0.42**	**$ 0.52**
Dividends declared per common share	**$ 0.125**	—	—	—
Common stock price range:				
High	**$ 29.42**	**$ 29.75**	**$ 28.89**	**$ 24.90**
Low	**$ 22.75**	**$ 22.51**	**$ 19.00**	**$ 17.23**
Year ended December 31, 2002:				
Net sales	$ 595,491	$ 563,246	$ 604,511	$ 634,461
Gross profit	154,077	147,978	164,336	167,167
Net earnings	$ 29,317	$ 24,658	$ 32,085	$ 32,771
Earnings per common share:				
Basic	$ 0.53	$ 0.44	$ 0.58	$ 0.59
Diluted	$ 0.52	$ 0.44	$ 0.57	$ 0.58
Dividends declared per common share	—	—	—	—
Common stock price range:				
High	$ 28.00	$ 29.00	$ 42.30	$ 41.94
Low	$ 19.02	$ 22.34	$ 30.25	$ 32.00

Net earnings and earnings per common share — diluted for the second, third, and fourth quarters of 2003 includes restructuring and asset impairment charges of $2,618, $2,243, and $12,992 ($1,663, $1,425, and $8,249 net of income tax benefits) and $0.03, $0.02, and $0.15, respectively.

Net earnings per common share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

In the fourth quarter of 2003, the Company commenced a cash dividend program with an initial rate of $0.50 per common share on an annual basis. The closing market price of the Company's common stock on December 31, 2003 was $29.33 per share.

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" in the year ending December 31, 2002.

KPMG LLP

St. Louis, Missouri
January 28, 2004

(Dollars in thousands except per share data)	Year Ended December 31, 2003	2002	2001	2000	1999
Summary of operations:					
Net sales	**$2,367,738**	$2,397,709	$1,891,313	$2,116,239	$2,088,112
Gross profit	**614,776**	633,558	466,794	546,859	550,312
Interest expense	**19,384**	21,732	21,984	36,389	37,577
Earnings before income tax expense and extraordinary item	**149,224**	184,424	87,694	165,997	176,764
Income tax expense	**54,651**	65,593	29,664	57,574	64,854
Earnings before extraordinary item	**94,573**	118,831	58,030	108,423	111,910
Extraordinary item	**—**	—	—	(2,522)	—
Net earnings	**$ 94,573**	$ 118,831	$ 58,030	$ 105,901	$ 111,910
Per share of common stock — diluted:					
Earnings before extraordinary item	**$ 1.68**	$ 2.11	$ 1.13	$ 2.15	$ 2.14
Extraordinary item	**—**	—	—	(0.05)	—
Net earnings	**$ 1.68**	$ 2.11	$ 1.13	$ 2.10	$ 2.14
Weighted average common shares — diluted (in thousands)	**56,256**	56,387	51,325	50,443	52,335
Other information:					
Working capital	**$ 703,233**	$ 652,095	$ 603,420	$ 548,463	$ 518,036
Property, plant and equipment, net	**310,563**	333,371	321,640	303,235	297,746
Capital expenditures	**41,451**	50,214	22,991	53,310	48,951
Total assets	**1,578,259**	1,567,402	1,503,489	1,304,838	1,288,834
Long-term debt	**303,200**	374,800	454,400	462,000	535,100
Shareholders' equity	**$ 966,902**	$ 869,515	$ 759,659	$ 583,905	$ 474,197

BOARD OF DIRECTORS

Katherine Button Bell[2, 3]
Vice President and Chief Marketing Officer of Emerson Electric Co.

W.G. (Mickey) Holliman[1]
Chairman of the Board and Chief Executive Officer of the Company

John R. Jordan[2, 3]
Retired Vice President of Price Waterhouse
(now PricewaterhouseCoopers)

Donald Lasater[1, 3, 4*]
Retired Chairman of the Board and Chief Executive Officer
of Mercantile Bancorporation, Inc.

Lee M. Liberman[2*, 4]
Chairman Emeritus of Laclede Gas Company

Bob L. Martin[2, 4]
Business Consultant, Retired President
and Chief Executive Officer of Wal-Mart International
(the international division of Wal-Mart Stores, Inc.)

Richard B. Loynd[1*, 4]
Former Chairman of the Board of the Company

Albert E. Suter[1, 3*]
Senior Advisor, Retired Vice Chairman and
Chief Operating Officer of Emerson Electric Co.

Committees of the Board

[1] *Executive Committee*
[2] *Audit Committee*
[3] *Executive Compensation and Stock Option Committee*
[4] *Governance and Nominating Committee*
(indicates Committee Chairman)*

PRINCIPAL CORPORATE OFFICERS

W. G. (Mickey) Holliman
Chairman of the Board and Chief Executive Officer

John T. Foy
President and Chief Operating Officer

Lynn Chipperfield
Senior Vice-President and Chief Administrative Officer

David P. Howard
Vice-President, Treasurer and Chief Financial Officer

Robert L. Kaintz
Corporate Secretary

Steven W. Alstadt
Controller and Chief Accounting Officer

Jerry L. Lybarger
General Counsel and Assistant Secretary

CHIEF EXECUTIVE OFFICERS

Dennis R. Burgette
Broyhill Furniture Industries, Inc.

Randall C. Spak
Lane Furniture Industries, Inc.

Thomas G. Tilley, Jr.
Thomasville Furniture Industries, Inc.

Michael K. Dugan
Henredon Furniture Industries, Inc.

C. Jeffrey Young
Drexel Heritage Furniture Industries, Inc.

Seamus Bateson
Maitland-Smith Furniture Industries, Inc.

Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Contact us at:
1-800-937-5449 or www.amstock.com

Exchange Listing

Common shares are listed on the New York Stock Exchange (trading symbol: FBN)

Corporate Offices

101 South Hanley Road
St. Louis, Missouri 63105-3493
(314) 863-1100

Annual Meeting

The Annual Meeting of Shareholders will be at 10:00 a.m. on Thursday, April 29, 2004 at the Corporate Offices.

Form 10 – K Annual Report

Shareholders may obtain a copy of the current Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary of Furniture Brands International at the Corporate Offices.

Independent Auditors

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

Internet Access

Corporate news releases, Forms 10-K, 10-Q, 8-K, and amendments thereto, the annual report and other information about the Company and its subsidiaries are available through the Company's Internet Web site: **www.furniturebrands.com**

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FurnitureBrands

Furniture Brands International
101 South Hanley Road
St. Louis, MO 63105
TEL: (314) 863-1100
FAX: (314) 863-5306
www.furniturebrands.com